

November 28, 2011

Via E-mail
James A. Watt
President and Chief Executive Officer
Dune Energy, Inc.
777 Walker Street, Suite 2300
Houston, Texas 77002

> **Re:** **Dune Energy, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed November 14, 2011**
> **File No. 1-32497**

Dear Mr. Watt:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C

General

1.   We note your statement that you will receive the written consent of the holders of a majority of the outstanding shares of your common stock.   We also note your disclosure that the Noteholders will, on a post-restructuring basis, hold a majority of the shares of your common stock and that you anticipate that, immediately upon the consummation of the exchange offer, the Noteholders (or their attorney-in-fact on their behalf) will enter into a written consent with respect to the matters set forth in this information statement.

Please tell us whether any Noteholders currently hold common stock, and whether the consent of these common stock will be needed to attain the consent of the majority of outstanding shares of your common stock.

2.   Please revise your information statement to include page numbers.

3.   Please revise your information statement to discuss as separate items under separate headings with appropriate explanations the following:

- the increase in authorized stock;

- the reverse split; and

- the amendment to the Certificate of Designation governing the preferred stock.

Please also revise your letter to your stockholder and the cover page of the information statement to include in bullet or numbered format these items to which the information statement relates.

4.   Please revise your information statement to provide in tabular format the following information:

- the number of shares authorized common stock prior to and after giving effect to the changes set forth in this information statement;

- the number of shares of common stock outstanding prior to and after giving effect to the changes set forth in this information statement; and

- the number of shares of common stock authorized but not outstanding or reserved for issuance prior to and after giving effect to the changes set forth in this information statement.

Please also indicate whether you have plans to issue the additional authorized shares and, if so, when and what the use of proceeds will be.

5.   Please provide the basis for not including pro forma financial information giving effect to the exchange offer. See Rule 11-01 of Regulation S-X.

Additional Information; Incorporation of Information by Reference, page 10

6.   We note that you are incorporating by reference your Form 8-K filed on November 14, 2011 and your offering memorandum included as Exhibit 99.1 thereto. We also note that your offering memorandum incorporates by reference, among other things, your Form

10-K for the fiscal year ended December 31, 2010, your Definitive Proxy Statement filed on April 29, 2011 and your Forms 10-Q for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011, which appear to include the information required by Item 13 of Schedule 14A. Please revise your information statement to include the information required by Item 13 of Schedule 14A or, in the alternative, please revise to incorporate by reference the specific documents where such information may be found. See Note D to Schedule 14A. In this regard, you may not incorporate such information by reference to documents which incorporate such information by reference. Please also ensure that a manually signed copy of the accountant's report is filed with the definitive proxy statement, as required by Instruction 2 of Item 13.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Via E-mail
       Henry Havre
       Andrews Kurth LLP